

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 14, 2015

Via E-Mail
Mr. Richard E. Herrington
President and Chief Executive Officer
Franklin Financial Network, Inc.
722 Columbia Avenue
Franklin, Tennessee 37064

> **Re:** **Franklin Financial Network, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 30, 2015**
> **File No. 333-208265**

Dear Mr. Herrington:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the Fee Table to include the Depositary Shares, and please address the Depositary Shares in the section entitled "Description of Our Capital Stock."

The Selling Shareholders, page 28

2. With regard to JCSD Partners, LP and PTMR Capital Partners, LP, please tell us whether these security holders are broker-dealers or affiliates of a broker-dealer.

- For each of the aforementioned security holders that is a broker-dealer, the prospectus should state that the security holder is an underwriter.

- For each of the aforementioned security holders that is an affiliate of a broker-dealer, the prospectus should state that (a) the security holder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the security holder cannot provide these representations, then the prospectus should state that the security holder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

3. Please disclose the person or persons who have voting or investment control over the securities being offered by JCSD Partners, LP. Please refer to Item 507 of Regulation S-K and Question 140.02 of the Staff's Compliance and Disclosure Interpretations for Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3338 if you have any questions.
.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Lori Metrock, Esquire